SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayers’ Id. (CNPJ): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL hereby informs that, after announcing the payment of dividends, it was surprised by an online block of the amount equivalent to R$799,371,956.41, ordered by the Judge of the 6th Federal Tax Court of the state of Rio de Janeiro.

The Company is taking all measures to release the block and pay the entire dividend amount as announced.

In this context, the Company will pay on April 2, 2009, without monetary restatement, the amount of R$700,628,043.59 out of the total amount of R$1,500,000,000.00 as resolved on March 24, and will pay the remainder immediately after getting the block removed.

Thus, shareholders holding interest on March 24, 2009 will be entitled to dividend of R$0.923496 per share outstanding on that date, not subject to withholding income tax (IRRF), pursuant legislation in force.

Shareholder Services are available during banking hours at the shareholder services section of Banco Itaú S.A. branches.

Rio de Janeiro, March 31, 2009

COMPANHIA SIDERÚRGICA NACIONAL
Otávio de Garcia Lazcano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.